CENTAUR MUTUAL FUNDS TRUST

475 Park Avenue South, 9th Floor

New York, NY 10016

April 13, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street N.W.

Washington, D.C. 20549

Re:	Centaur Mutual Funds Trust – Registration Statement on Form N-1A, 1933 Act Registration No. 333-117597, 1940 Act File No. 811-21606

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Centaur Mutual Funds Trust (the “Trust”)(1933 Act Registration No. 333-117597, 1940 Act File No. 811-21606) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form N-1A (SEC Accession No. 0001398344-22-000381), together with all exhibits thereto, filed on January 10, 2022 (the “Registration Statement”).

The Trust filed the Registration Statement to add a new series to the Trust, pursuant to Rule 485(a)(2) under the Securities Act of 1933, in anticipation of the adoption of a separate registered investment company (“Target Fund”). Due to the timing of the audit of the Target Fund’s financial statements, the Trust has determined to withdraw the Registration Statement, originally filed to facilitate the adoption of the Target Fund, until such time as updated audited financial information may be incorporated into the Registration Statement. The Trust will file a new but substantially identical registration statement, pursuant to Rule 485(a)(2) if and when it determines that it will proceed with the fund adoption transaction. The Trust hereby confirms that no securities have been or will be sold pursuant to the Registration Statement.

The Trust represents that no fees were paid to the Commission in connection with the filing of the Registration Statement pursuant to Rule 485(a)(2) under the Securities Act, and is not requesting any credit of registration fees pursuant to Rule 457(p) under the Securities Act.

Please send copies of the written order granting withdrawal of the Registration Statement to David A. Carson, President of the Trust, with a copy to Paul F. Leone, Secretary of the Trust, both at Ultimus Fund Solutions, 225 Pictoria Drive, Suite 450  |  Cincinnati, OH  45246

If you have any questions with respect to this matter, please contact Thomas W. Steed of Kilpatrick Townsend & Stockton at (919) 420-1832.

Sincerely, CENTAUR MUTUAL FUNDS TRUST

/s/ David A. Carson
David A. Carson President